SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

22 November 2012

BP, Rosneft and Rosneftegaz sign definitive agreements
relating to the sale of BP's interest in TNK-BP
and BP's investment in Rosneft

BP,Rosneft and Rosneftegaz -- the state-owned parent company of Rosneft -- have signed definitive and binding sale and purchase agreements (SPAs) for the sale of BP's 50 per cent interest in TNK-BP to Rosneft and BP's investment in Rosneft. BP and Rosneft agreed heads of terms for this transaction on October 22.

The SPAs were signed after the Russian Government approved BP's purchase from Rosneftegaz of a 5.66 per cent stake in Rosneft for $4.8 billion, as an integral part of the transaction.

On completion, the net result of the overall transaction will be that BP will receive $12.3 billion in cash and acquire an 18.5 per cent stake in Rosneft for its stake in TNK-BP. When combined with BP's current 1.25 per cent shareholding, this will result in BP owning 19.75 per cent of Rosneft.

Completion of the transaction is subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals. The two companies still anticipate completion in the first half of 2013.

An agreement last week between BP and AAR, the other shareholder in TNK-BP, lifted restrictions on BP's ability to engage with Rosneft before completion. BP and Rosneft have now begun discussions on how BP can best support Rosneft's strategic priorities, both as an investor and a strategic partner.

Notes to editors:

. Under the terms of the SPAs, the proposed transaction consists of two tranches, intended to complete on the same day:

-BP will sell its 50 per cent shareholding in TNK-BP to Rosneft for $17.1 a 12.84 per cent stake in Rosneft;

-BP will then use $4.8 billion of these cash proceeds to purchase an additional 5.66 per cent stake in Rosneft from the Russian Government.

· With a holding of 19.75 per cent of Rosneft stock, BP expects to be able to account for its share of Rosneft's earnings, production and reserves on an equity basis. In addition BP expects to have two seats on Rosneft's nine person main board.

. The proposed sale of the TNK-BP shareholding to Rosneft consists of a cash element of $17.1 billion and 1,360,449,797 Rosneft shares.
Shares in Rosneft traded at close of business on the bid date (18 October 2012) at $7.13 and at close of business on 21 November 2012 at $7.98 (source: London Stock Exchange)

. For further information please see the announcement issued by BP on 22 October, 2012(" BP Agrees Heads of Terms to sell Its TNK-BP Shareholding to Rosneft)

Further information:
BP press office London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary Statement

This release contains certain forward-looking statements, including statements regarding the expected timing of completion of the transaction described, expectations regarding the accounting treatment of BP's expected share of Rosneft's earnings, production and reserves, prospects for BP's level of representation on Rosneft's board of directors and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the actions of regulators and the timing of the receipt of governmental and regulatory approvals, the availability of other attractive investment opportunities, the timing of bringing new fields onstream, future levels of industry product supply, demand and pricing, OPEC quota restrictions, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, development and use of new technology, the success or otherwise of partnering, the actions of competitors, trading partners, creditors, rating agencies and others, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed in the "Cautionary Statement" in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 22 November 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary